EXNIBIT 11(g)(3)
                                                         ----------------

                     IN THE UNITED STATES DISTRICT COURT
                        FOR THE DISTRICT OF DELAWARE


   - - - - - - - - - - - - - - - - - -
   NISOURCE INC. AND                  :
   CEG ACQUISITION CORP.,             :
                                      :
             Plaintiffs,              :
                                      :    C.A. No. 99-400-GMS
             v.                       :
                                      :
   COLUMBIA ENERGY GROUP,             :
   RICHARD F. ALBOSTA, ROBERT H.      :
   BEEBY, WILSON K. CADMAN, JAMES P.  :
   HEFFERNAN, KAREN L. HENDRICKS,     :
   MALCOLM T. HOPKINS, J. BENNETT     :
   JOHNSTON, MALCOLM JOZOFF,          :
   WILLIAM E. LAVERY, GERALD E. MAYO, :
   DOUGLAS E. OLESEN, AND OLIVER G.   :
   RICHARD III,                       :
                                      :
             Defendants.              :
   - - - - - - - - - - - - - - - - - -

                         FIRST AMENDED COMPLAINT FOR
                      DECLARATORY AND INJUNCTIVE RELIEF
                      ---------------------------------


             Plaintiffs NiSource Inc. and CEG Acquisition Corp.
   (hereinafter "NiSource" or "Plaintiffs"), by their undersigned attorneys, for their First Amended Complaint against Defendants allege, upon knowledge as to those allegations which pertain to themselves and otherwise upon information and belief, as follows:





                           JURISDICTION AND VENUE
                           ----------------------

             1. The claims asserted herein arise under and pursuant to Sections 20(a) and 27 of the Securities Exchange Act of 1934
   ("Exchange Act"), 15 U.S.C. Sections 78aa and 78t(a), and common law.

             2. This Court has subject matter jurisdiction over this action pursuant to Section 27 of the Exchange Act, 15 U.S.C. Sections 78aa, and 28 U.S.C. Sections 1331, 1367 and 2201, and principles of pendent and supplemental jurisdiction.

             3. This Court also has subject matter jurisdiction over Counts 2, 3 and 4 of the Complaint pursuant to 28 U.S.C. Section 1332 because diversity of citizenship exists between Plaintiffs and the Director Defendants and the amount in controversy exceeds $75,000, exclusive of costs and interest.

             4. Venue lies in this District under Section 27 of the Exchange Act, 15 U.S.C. Section 78aa and 28 U.S.C. Section 1391(b) and
   (c).

                                 THE PARTIES
                                 -----------

             5. Plaintiff NiSource Inc. (formerly known as NIPSCO Industries, Inc.) is an Indiana corporation with its principal place of business at 801 East 86th Avenue, Merrillville, Indiana 46410, and its registered office at 5265 Hohman Avenue, Hammond, Indiana 46320. NiSource, by its affiliates, is a stockholder of Columbia Energy Group.

             6. Plaintiff CEG Acquisition Corp. is a Delaware corporation with its principal place of business at 801 East 86th Avenue, Merrillville, Indiana 46410. CEG Acquisition Corp. is a wholly-owned subsidiary of NiSource.

             7. Defendant Columbia Energy Group ("CEG") (originally incorporated as Columbia Gas & Electric Corporation and formerly known as The Columbia Gas System, Inc.) is a Delaware corporation with its principal place of business at 13880 Dulles Corner Lane, Herndon, Virginia 20171. CEG's common stock is registered pursuant to Section 12-b of the Exchange Act, 15 U.S.C. Section 78, and listed and traded on the New York Stock Exchange.

             8. Defendant Oliver G. Richard III ("Richard") is a citizen of Virginia and at all relevant times has been the Chief Executive Officer, Chairman, President and a director of Defendant CEG.
             9. Defendant Richard F. Albosta ("Albosta") is a citizen of New Jersey and at all relevant times has been a director of Defendant CEG.

             10. Defendant Robert H. Beeby ("Beeby") is a citizen of Connecticut and at all relevant times has been a director of Defendant CEG.

             11. Defendant Wilson K. Cadman ("Cadman") is a citizen of Kansas and at all relevant times has been a director of Defendant CEG.

             12. Defendant James P. Heffernan ("Heffernan") is a citizen of New York and at all relevant times has been a director of Defendant CEG.

             13. Defendant Karen L. Hendricks ("Hendricks") is a citizen of Ohio and at all relevant times has been a director of Defendant CEG.

             14. Defendant Malcolm T. Hopkins ("Hopkins") is a citizen of North Carolina and at all relevant times has been a director of Defendant CEG.

             15. Defendant J. Bennett Johnston ("Johnston") is a resident of the District of Columbia and at all relevant times has been a director of Defendant CEG.

             16. Defendant Malcolm Jozoff ("Jozoff") is a citizen of Arizona and at all relevant times has been a director of Defendant CEG.

             17. Defendant William E. Lavery ("Lavery") is a citizen of Virginia and at all relevant times has been a director of Defendant CEG.

             18. Defendant Gerald E. Mayo ("Mayo") is a citizen of South Carolina and at all relevant times has been a director of Defendant CEG.

             19. Defendant Douglas E. Olesen ("Olesen") is a citizen of Ohio and at all relevant times has been a director of Defendant CEG.

             20.  Defendants Albosta, Beeby, Cadman, Heffernan,
   Hendricks, Hopkins, Johnston, Jozoff, Lavery, Mayo, Olesen and Richard are collectively referred to herein as the "Director Defendants."

                          BACKGROUND OF THE ACTION
                          ------------------------

             21. By this action, Plaintiffs seek to stop Defendants from disseminating a series of false and misleading statements about Plaintiff's offer to purchase the stock of CEG. Defendants continue to repeat such false and misleading statements in public securities filings with the Securities and Exchange Commission ("SEC"), in press releases and in interviews widely disseminated in the media. Specifically, this action seeks declaratory as well as injunctive relief in connection with an offer first announced by NiSource on June 7, 1999 and a subsequent tender offer ("Tender Offer") announced by NiSource on June 24, 1999 and commenced on June 25, 1999 for all outstanding shares of Defendant CEG.

             22. CEG's current directors and management have made a number of statements intended to unfairly disparage any possible transaction with Plaintiffs and have taken a series of actions intended to prevent the shareholders of CEG from considering the Tender Offer, and these Defendants have now improperly rejected the repeated overtures from NiSource seeking a negotiated business combination of the two companies.

             23. Unless enjoined, Defendants will continue (i) to deprive CEG's shareholders from having a meaningful opportunity to consider the Tender Offer, (ii) to publish false and misleading statements and omissions concerning the June 7 offer and subsequent Tender Offer, and (iii) to take other steps in breach of their fiduciary duties.

             24. On April 1, 1999, Gary L. Neale, the Chairman and Chief Executive Officer of NiSource, met with Defendant Richard, the Chairman and Chief Executive Officer of CEG, to discuss a possible merger of their two companies. During this meeting, Mr. Neale proffered a letter to Mr. Richard proposing an all-cash, all shares acquisition of CEG by NiSource at a premium price of $63 per share. The letter provided the proposed terms of the deal and expressed NiSource's desire "to discuss this proposal at greater length." Mr. Richard's response to the letter was a request that NiSource withdraw the offer and that the two meet on April 16, 1999 for further discussions. NiSource agreed to do so based on Mr. Richard's representation that he was willing to meet and talk.

             25. However, on April 15, 1999, the day before the scheduled meeting between NiSource and CEG, Mr. Richard unilaterally canceled the meeting with Mr. Neale, without providing any explanation.

             26.  On April 16, 1999, Mr. Neale wrote again to Mr.
   Richard, once again indicating NiSource's desire to discuss a friendly merger of CEG and NiSource, and proposing immediate discussions to address how the merger could be structured on a negotiated basis.

             27. On April 18, 1999, Mr. Richard dismissed NiSource's offer indicating that CEG was not for sale and stating the desire for CEG to "remain[] independent." Mr. Richard went so far as to state that "there is no interest in negotiating any transaction with [NiSource]." Instead, in an effort to deflect NiSource's advances and prevent another company from acquiring control of CEG, on or about April 18 CEG took the extraordinary step of commencing a bid to acquire Consolidated Natural Gas Company ("CNG"), which already had entered into a definitive and binding merger agreement with another company, Dominion Resources, Inc. ("Dominion"). CEG's unsolicited bid to break up the friendly merger between CNG and Dominion ultimately failed.

             28. Against this background, CEG held its annual meeting of shareholders on May 19, 1999. CEG's Restated Certificate of Incorporation requires the corporation to have a Board of Directors of not less than 13 directors divided into three classes, each to serve a three-year term. At the time of the May 19, 1999 annual meeting, the class of directors to be elected in 1999 consisted of five directors. One of those directors was retiring and chose not to stand for reelection. In contravention of CEG's corporate charter, however, CEG's Board of Directors proposed a slate of only four directors for shareholder vote. The effect of Defendants' actions, in failing to provide the shareholders with an opportunity to elect a successor for the fifth expiring director, was to ensure that the Director Defendants would not be confronted with the independent judgment of a non-incumbent director during a time when the Director Defendants were committed to presenting a unified front to resist NiSource's advances, which the Director Defendants anticipated NiSource would continue to pursue.

             29. NiSource's bankers subsequently sought to contact the bankers for CEG to pursue the potential for a negotiated merger of the companies. On May 28, 1999, CEG's bankers advised that CEG was unwilling to engage in further discussions.

             30. Neither Mr. Richard, nor anyone else from CEG, has adequately responded to the repeated invitations from NiSource or explained the basis for the refusal to engage in substantive discussions.

             31. On June 7, 1999, Mr. Neale again wrote to Mr. Richard advising of NiSource's continued interest in exploring a merger on negotiated terms and proposing an acquisition of CEG by NiSource for an increased premium price of $68 per share. Mr. Neale again offered to discuss the terms of such a proposal with Mr. Richard and indicated NiSource's preference for "work[ing] together with [Mr. Richard] and [the CEG] Board to complete a transaction."

             32. By letter dated June 7, 1999, Mr. Richard responded to Mr. Neale advising that CEG was not for sale and that CEG "is not interested in any merger transactions in which another company acquires control of Columbia." Nevertheless, Mr. Richard stated that in light of the formal offer by NiSource, he would present the offer to the rest of CEG's board.

             33. On June 10, 1999, the CEG board met ostensibly to consider the NiSource offer. Despite having taken only 72 hours to consider the offer after it was made, and without adequate consideration of the offer or even discussing the offer with NiSource or exploring alternative proposals with NiSource, CEG's board flatly rejected the offer. In a June 10, 1999 letter to Mr. Neale describing the rejection of the NiSource offer, Mr. Richard stated that the board had concluded that the proposed consideration was inadequate, even though the offer represented a premium of 31% above the average trading price of CEG's stock for the twenty trading day period preceding the offer. Mr. Richard's letter foreclosed any further discussion of the offer from NiSource and flatly stated that the "decision not to pursue [NiSource's] proposal is final." The contents of the June 10 letter also were widely disseminated by CEG in a press release which contained the additional false and misleading claim that "NiSource's public statements, including their expectations as to the regulatory timing and the potential benefits of their strategy for a combined company, are simply not realistic."

             34. In subsequent public statements, CEG continued to falsely and misleadingly claim that NiSource "does not provide a good fit" for CEG, that the NiSource bid is "inadequate" and "insufficient," while reiterating that the position of its board remains that the company is not for sale and not interested in any merger in which another company acquires control of CEG. On June 22, 1999, CEG issued a public statement further disparaging NiSource, asserting, among other things, that "the board [has] determined the NiSource offer was inadequate," and that NiSource is "attempting a 1980s-style, hostile leveraged buyout of our company" in an effort to purchase CEG "cheaply."

             35. Despite NiSource's continued desire to conclude a negotiated transaction, CEG's lack of a constructive response combined with CEG's definitive statement that it would not consider a transaction with NiSource led NiSource to commence its Tender Offer on June 25, 1999 in order to ensure that its premium bid of $68 would be brought to CEG's shareholders for their consideration.

             36. Pursuant to the Tender Offer, NiSource seeks to purchase for cash all outstanding shares of CEG at $68 per share. The price NiSource is offering CEG's shareholders represents a premium of 22% above the reported closing price of CEG's common stock on June 4, 1999, the day before NiSource publicly offered to acquire CEG, and is 31% above the average trading price of CEG's stock for the twenty trading day period preceding the offer.

             37. The Tender Offer is made in contemplation of a business combination between plaintiffs and CEG at $68 per share (the "Merger"). The Tender Offer is not "front-end loaded" -- that is, the consideration offered is not part cash and part stock, and it does not offer a higher price than non-tendering shareholders would receive in the Merger. Nor is the Tender Offer coercive, as it offers all cash consideration and treats all CEG shareholders equally.

             38. Consistent with the requirements of Section 14(d)-(e) of the Securities Exchange Act of 1934, 15 U.S.C. Section 78n(d)-(e) (the Williams Act), and the rules and regulations promulgated thereunder by the SEC, the Tender Offer, which is a significant transaction in interstate commerce, is scheduled to expire on August 6, 1999.

             39. CEG's shareholders -- the owners of the company -- have an undeniable right to consider NiSource's premium offer without interference from Defendants, and without being confused or misled by Defendants' false and misleading statements. Defendants should permit the shareholders to make their own, fully-informed decisions as to the long-term direction of the company. The Tender Offer in no way threatens the interests of CEG or its shareholders. Accordingly, there is no justification for Defendants' efforts to obstruct and interfere with NiSource's premium bid.

                      DEFENDANTS' RULE 14D-9 STATEMENT
                      --------------------------------

             40. Pursuant to SEC Rule 14d-9, the management of a company subject to a tender offer must publicly state its position with respect to the tender offer within ten business days of the date the tender offer is first published or made to security holders. The position of the management of the company subject to the tender offer must be set forth in a Schedule 14D-9 Solicitation/Recommendation Statement ("14D-9"). The 14D-9 must set forth, among other things, whether the management of the company subject to the tender offer recommends that security holders accept or reject the offer, or state that management expresses no opinion or is unable to take a position concerning the offer. The 14D-9 must be filed with the SEC, which requires, among other things, that all statements in the 14D-9 be true and not misleading.

             41. On July 6, 1999, CEG filed its 14D-9 in response to the Tender Offer. In that 14D-9, CEG has continued to make materially false and misleading statements and omissions concerning NiSource's Tender Offer in an effort to undermine shareholder support.

             42. The 14D-9 is materially false and misleading in stating that NiSource's offer is "inadequate, and not in the best interests of the company and its shareholders." In fact, NiSource's offer provides a substantial premium to CEG shareholders and utilizes multiples that are very similar to the multiples CEG used in its recent offer to purchase CNG. Moreover, the 14D-9 is materially misleading because it states the conclusion that NiSource's offer is "inadequate from a financial point of view" without ever disclosing the benchmark against which the financial adequacy of NiSource's offer is being measured. For instance, CEG never states that it has any basis to believe that the share price of CEG stock will rise above $68 in any specified time frame.

             43. The 14D-9 also contains the materially false and misleading assertion that the NiSource offer "is an attempt to take advantage of short-term business and market factors." This statement is completely unfounded and belied by and omits to tell shareholders the fact that CEG's shares have never traded at an amount approaching the price offered by NiSource, as well as the fact that NiSource's offer presents a substantial premium over the average trading price of CEG's stock over the twenty trading day period preceding the Tender Offer. Moreover, while opining on the potential future profitability of CEG, Defendants omit to inform their shareholders when, if at all, the future value of CEG share's would exceed the $68 per share price provided in NiSource's Tender Offer. In addition, this statement also is materially misleading because it touts the potential advantages of CEG's "new, non-traditional business opportunities" and its "evolving competitive markets," without disclosing that there are market and other risks associated with these "opportunities" and that these risks might negatively affect CEG's future profitability.

             44. The 14D-9 also is materially misleading because it states that since January 1, 1995, CEG's "total rate of return to shareholders was approximately 258% or 33.5% on an annual basis" and that those returns "substantially exceeded returns on the Standard & Poor's 500 and the S&P Natural Gas Indices during the same time period." This statement omits to inform shareholders that the base period used for that analysis begins during CEG's bankruptcy and that CEG underperforms the Standard & Poor's 500 and the S&P Natural Gas Indices when other periods are utilized.

             45. The 14D-9 is also materially false and misleading in that it states that the offer is likely to face "negative reaction from numerous state and federal regulators." In fact, CEG lacks any good faith basis for this assertion. NiSource does not foresee any major regulatory obstacles to consummating a merger with CEG.

             46. Similarly, CEG's statement that there is a substantial risk that regulators will not approve NiSource's proposal in light of NiSource's need to borrow $5.7 billion to consummate the offer is materially false and misleading. CEG fails to acknowledge that the financing of this transaction will, within 1 year of the close, result in a capital structure of approximately 55% debt and 45% equity, a capital structure which has been commonly used in the utility industry and approved by regulators. In addition, NiSource's bond ratings have already been reaffirmed by the various rating agencies, who expressed no concern over the financing plan to consummate the proposed merger with CEG. This reaffirmation was publicly disclosed, and therefore was known to CEG, before CEG submitted its 14D-9.

             47. The 14D-9 also is materially false and misleading in that it discounts NiSource's $68 per share offer to $60.53 per share based on the assertion that it supposedly is NiSource's own stated view that the required regulatory approvals "may take as long as 18 months." In point of fact, as NiSource disclosed in its 14D-1, with Defendants' cooperation the required regulatory approvals are expected to be completed within 6 to 9 months. NiSource's 14D-1 stated that these approvals may take between 12 and 18 months only if Defendants refuse to cooperate with NiSource. Moreover, Defendants' utilized a high-end discount rate of 9.5% in an effort to portray NiSource's offer as less valuable to CEG shareholders. Finally, CEG provides no comparable discounting of its stock price in the future. Thus, CEG shareholders are misled in assessing the NiSource tender.

             48. The 14D-9 is further materially false and misleading because it states that the consummation of the offer may have a "disruptive effect . . . on the Company's employees, suppliers and customers and the communities where the Company operates." This statement fails to inform CEG's shareholders that in fact, there is almost no overlap between the markets in which NiSource and CEG operate, and that NiSource has made clear that it does not plan any layoffs at the operating companies upon consummation of the offer. Moreover, this statement is misleading because it falsely implies that the effect on those constituencies is a relevant consideration to shareholders. NiSource's offer is an all cash offer, not a stock offer, and tendering shareholders will have no continuing equity interest in the merged company. Thus, the only relevant consideration to CEG shareholders is the financial adequacy of an all-cash Tender Offer.

             49. The 14D-9 also falsely and misleadingly states that on April 1, 1999 CEG's Chief Executive Officer, Defendant Richard, requested that NiSource withdraw its April 1, 1999 letter and proposal because the idea of a written proposal pursuant to which NiSource
   would acquire Columbia was inappropriate at that time.   In fact,
   Defendant Richard requested that NiSource withdraw its April 1, 1999 letter, stating that he did not want the proposal disclosed to CEG's shareholders and the public.

             50. Also included as an Exhibit to CEG's 14D-9 is a press release widely disseminated by Defendants on the same day further disparaging NiSource's Tender Offer. The press release contains a statement by Defendant Richard that the "various unsolicited merger proposals from NiSource have been for the wrong price, at the wrong time, and with the wrong company" and the statement that a "merger of our two companies is not compelling." These statements are false and misleading in that, among other things, they fail to include the fact that the idea for a strategic combination of the two companies was first proposed in November 1998 by Defendant Richard. Moreover, Defendants falsely and misleadingly stated therein that the Tender Offer "is not in the best interests of Columbia Energy Group and its shareholders," is "inadequate," is "substantially dilutive," and is likely to face "negative reaction of numerous state and federal regulators."

             51. Despite the fact that the 14D-9 purportedly identifies "all material factors" considered by the Board in rejecting the Tender Offer, Defendants have further misled and confused CEG shareholders by including additional false and misleading statements in their press release concerning CEG's 14D-9. These statements include various statements falsely disparaging NiSource's business prospects and the skills of its management team -- namely that "NiSource's existing businesses appear to consist primarily of high-cost generation assets serving low-growth markets" and that "NiSource has yet to prove its ability to compete successfully in an increasingly deregulated energy market." These statements are materially false. Moreover, they are materially misleading to shareholders because, by making them, CEG implies that such considerations are relevant to shareholders' consideration of the all-cash Tender Offer. In fact, NiSource's future prospects have no bearing on whether CEG shareholders should sell their CEG shares for cash.

             52. CEG's press release also stated that NiSource is "attempting a 1980s-style hostile takeover," implied that NiSource is "quietly planning massive layoffs or rate increases," and stated that NiSource has characterized its own Tender Offer and related lawsuits as a "costly and disruptive . . . waste of valuable resources." These statements are false and misleading. CEG made them, as well as the false statements in the previous paragraph, only to disparage NiSource and to undermine the Tender Offer.

             53. Even after the filing of CEG's 14D-9, Defendants continue to make disparaging, false and misleading public statements about the Tender Offer in press releases and interviews widely disseminated in the media. For example, in statements made to the Dow Jones Newswires on July 6, 1999, Defendants falsely and misleadingly claimed that NiSource's Tender Offer was "very inadequate," that "the transaction would be dilutive," that NiSource's proposal would face "serious regulatory obstacles and a drawn out timetable," and that "regulators probably will pause at NiSource's need to borrow $5.7 billion for the transaction."

             54. In light of CEG's continued rejection of NiSource's proposals for a negotiated transaction and disparaging statements about NiSource's Tender Offer, and in light of CEG's above-described extensive history of protection of its incumbent directors and officers, including its most recent failure to comply with the requirement under its corporate charter to propose a slate of five directors, CEG's current directors and management are likely to persist in making determined and continuing efforts to deprive CEG's shareholders of the substantial benefits of NiSource's bid.

             55. This action is brought to oppose and prevent such acts. This action seeks declaratory and injunctive relief concerning (i) the Defendants' false and misleading statements concerning NiSource's offer and violations of the Williams Act arising out of their false and misleading statements and omissions concerning material aspects of the Tender Offer, (ii) the applicability of the Delaware Business Combination Act, 8 Del. C. Section 203, and (iii) the legality of a number of the measures adopted by Defendants and of their conduct in which they have acted and continue to act in derogation of their duty to exercise informed and loyal business judgment, in an improper attempt to prevent CEG shareholders from freely considering the merits of NiSource's all cash, equal treatment premium offer.

          THE WILLIAMS ACT'S REGULATION OF INTERSTATE TENDER OFFERS
          ---------------------------------------------------------

             56. The Williams Act establishes a comprehensive, uniform system for regulating interstate tender offers. In enacting the Williams Act, Congress unequivocally recognized the economic benefits created by tender offers, which include providing investors with an opportunity to sell their shares at advantageous premiums over prevailing market prices and/or providing a mechanism for the removal of entrenched management failing to generate maximum returns on shareholders' equity investments.

             57. The Williams Act reflects Congress' judgment and philosophy that shareholders themselves should be able to determine when it is in their best interests to tender their shares to an offeror. Thus, the Williams Act deliberately strikes a neutral balance, favoring neither an offeror nor incumbent management, so that shareholders' interests receive maximum protection.

             58. To achieve these ends, the Williams Act requires that shareholders be given specific information deemed by the SEC to be material to their intelligent decision to sell their securities or to decline an offer. Removing all artificial barriers to the exercise of shareholder choice, the Williams Act is specifically designed to enable shareholders to take advantage of tender offers that maximize their economic interests.

             59. Pursuant to its authority under Section 23(a) of the Exchange Act, the SEC has promulgated comprehensive rules and regulations governing interstate tender offers in furtherance of Congress' purposes. The SEC regulations are designed to "ensure a balance between the interests of the person making a tender offer and the management of the company whose securities are being sought while providing disclosure and substantive protections to shareholders making investment decisions." (Exchange Act Release No. 1).

                  THE DELAWARE BUSINESS COMBINATION STATUTE
                  -----------------------------------------

             60. While intended to grant management the ability to consider tender offers, the Delaware Business Combination Act is being misapplied to the Tender Offer by Defendants in an effort to entrench current management in derogation of the shareholders' right to elect management. The legislative history of 8 Del. C. Section 203 makes clear that it was intended to protect shareholders from the coercive aspects of some tender offers, in particular, the coerciveness inherent in the possibility of second-step freezeouts at a lower price. However, in the present case, the Tender Offer in no way threatens the interests of CEG shareholders or implicates the purpose of the Delaware Act, insofar as it presents an all cash, equal treatment premium offer. Defendants' actions in obstructing shareholder consideration of the offer are fundamentally inconsistent with the Williams Act, which seeks to regulate tender offers in a comprehensive and neutral fashion favoring neither an offeror nor incumbent management.

             61. Pursuant to 8 Del. C. Section 203(a) and (c)(5), a holder (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) of 15% or more of the outstanding voting stock of a company (an "interested stockholder" as used in this paragraph) may not engage in any business combination with the corporation for a period of 3 years following the date that such stockholder became an interested stockholder, unless (i) the transaction receives board approval prior to the holder becoming an interested stockholder, (ii) the interested stockholder owns 85% of the outstanding shares of the corporation at the time it becomes an interested stockholder, excluding those shares owned by directors, officers and certain ESOPs, or (iii) the transaction is subsequently approved by the corporation's board of directors and authorized by the vote of at least two thirds of the outstanding voting stock which is not owned by the interested stockholder.

             62. The Defendants, by rejecting the repeated efforts of Plaintiffs to discuss a proposed negotiated merger and by rejecting the Tender Offer and disseminating disparaging statements about the same, have effectively demonstrated that they will not approve of the Tender Offer or any other offer by Plaintiffs pursuant to 8 Del. C.
   Section 203(a)(1). Defendant Richard's letters to NiSource of April 18, 1999, June 10, 1999 and July 6, 1999 confirm that CEG will not give fair consideration to any proposal from NiSource. Indeed, up until immediately before announcing the Tender Offer, Plaintiffs continued to try to initiate discussions with Defendants, but to no avail.

             63. The effects on the proposed merger resulting from Defendants' refusal to fairly consider any offer from NiSource is magnified by the substantial regulatory approval process associated with mergers involving public utility companies. Prior to the consummation of any merger between NiSource and CEG, it will be necessary to obtain both federal and state regulatory approval.
   Absent CEG's cooperation, NiSource will face enormous obstacles as a hostile bidder, undoubtedly including resistance from CEG and its directors. Taken together with the Defendants' defensive actions, the regulatory approval process for merger transactions in the utilities industry makes its very unlikely that NiSource would be able to consummate a successful merger with CEG.

             64. The Complaint seeks, among other things, an order (i) requiring Defendants to take all actions necessary to exempt the Tender Offer from the restrictions of 8 Del. C. Section 203, and (ii) preliminarily and permanently enjoining the Defendants, their employees, agents and all persons acting on their behalf or in concert with them from taking any actions to impede or interfere with the sale, transfer on disposition of CEG stock to Plaintiffs or from entering into any other extraordinary corporate transaction to impede the Tender Offer.

                                   COUNT I
                                   -------
                (Injunctive Relief As Against All Defendants:
                       Violations of the Williams Act)

             65. Plaintiffs repeat and reallege each and every allegation contained in paragraphs 1 through 64 as if set forth in full herein.

             66. Through their dissemination of the 14D-9 and press releases, interviews and other statements to the public and CEG shareholders, Defendants made statements in connection with NiSource's offer to purchase the outstanding shares of CEG.

             67. Defendants knew that, at the time the statements were disseminated, they contained false and misleading misstatements.

             68. Defendants knew that, at the time the statements were disseminated, they omitted facts necessary to make the statements not materially false and misleading and it is likely that Defendants will continue to make such statements concerning the Tender Offer.

             69. Defendants' dissemination of false and misleading statements to CEG shareholders and the public at large constitutes a violation of the Williams Act.

             70. Defendants' violation of the Williams Act irreparably harmed Plaintiffs by creating misperceptions concerning the Tender Offer among shareholders of CEG common stock, and thereby threatening the viability of the Tender Offer.

             71. By reason of the foregoing, Plaintiffs, pursuant to the Williams Act, seek a preliminary and permanent injunction (i) enjoining Defendants from making any further false or misleading statements or omissions concerning the Tender Offer; and (ii) ordering Defendants to issue a communication to all CEG shareholders correcting all of its false or misleading statements concerning the Tender Offer.

                                  COUNT II
                                  --------
      (Injunctive Relief As Against The Individual Director Defendants:
                 The Delaware Business Combination Statute)

             72. Plaintiffs repeat and reallege each and every allegation contained in paragraphs 1 through 71 as if fully set forth herein.

             73. The Director Defendants may exempt the Tender Offer from the restrictions of 8 Del. C. Section 203 by approving the Tender Offer and the contemplated Merger prior to Plaintiffs' acceptance for payment of shares tendered pursuant to the offer.

             74. The Director Defendants owe fiduciary duties of care, good faith and loyalty to the CEG shareholders.

             75. Should the Director Defendants fail to take all actions necessary to exempt the Tender Offer from the requirements of 8 Del.
   C. Section 203(a), the Director Defendants will be in breach of their fiduciary duties by failing to permit the CEG shareholders to receive the benefit of NiSource's all-cash, premium offer and by favoring the incumbent management's present course of action.

             76. The offer contains a contingency for CEG's exemption from the Delaware Business Combination statute. Should the Director Defendants fail to provide such exempt status, the shareholders of CEG likely will be deprived of the ability to tender their shares. The Director Defendants' failure to provide such exempt status is certain to have a significant chilling effect on the Tender Offer in light of the contingency, thereby rendering it extremely unlikely that NiSource would be able to obtain the threshold 85% of CEG's outstanding shares necessary to avoid the provisions of 8 Del. C. Section 203(a).

             77. Accordingly, if 8 Del. C. Section 203(a) is deemed applicable to the Tender Offer and the Director Defendants fail to exempt the Offer from these requirements, Plaintiffs and the other CEG shareholders will suffer irreparable harm.

             78.  Plaintiffs have no adequate remedy at law.

             79. Unless the Court enjoins the Director Defendants, the actual, threatened and potential enforcement by Defendants of the Delaware Business Combination statute will cause immediate, serious and irreparable injury to Plaintiffs and to the other shareholders of CEG in the following respects, among others:

                  a. Plaintiffs will be deprived of the opportunity to acquire control of and to enter into a business combination with CEG, a unique business opportunity that may never recur; and

                  b.   CEG shareholders will be deprived of an
   opportunity to tender their shares at the significant premium pursuant to the Tender Offer.

                                  COUNT III
                                  ---------

      (Injunctive Relief As Against The Individual Director Defendants:
                     Other Unlawful Defensive Maneuvers)

             80. Plaintiffs repeat and reallege each and every allegation contained in paragraphs 1 through 79 as if set forth in full herein.

             81. The Director Defendants have a history of acts which are intended to prevent the shareholders of the company from having a fair and free opportunity to consider tender offers and to otherwise exercise their ownership rights over the corporation. As evidenced by their prior conduct, Director Defendants are imminently likely to take further actions that would irreparably injure Plaintiffs in their attempt to acquire CEG.

             82. The Director Defendants owe fiduciary duties of care, good faith and loyalty to the CEG shareholders.

             83. Should the Director Defendants take further actions to prevent the negotiated acquisition by NiSource of the shares of CEG, these Defendants will be in breach of their fiduciary duties by failing to permit the CEG shareholders to receive the benefit of NiSource's all-cash, premium offer and by favoring the incumbent management's present course of action.

             84.  Plaintiffs have no adequate remedy at law.

             85. Unless the Court enjoins the Director Defendants, the actual, threatened and potential improper defensive maneuvers will cause immediate, serious and irreparable injury to Plaintiffs and to the other shareholders of CEG in the following respects, among others:

                  a. Plaintiffs will be deprived of the opportunity to acquire control of and to enter into a business combination with CEG, a unique business opportunity that may never recur; and

                  b.   CEG shareholders will be deprived of an
   opportunity to tender their shares at the significant premium pursuant to the Tender Offer.

             86. Defendants and their assigns and successors, agents, employees, attorneys, servants, and all persons acting in concert or participation with the Director Defendants should also be enjoined from commencing or participating in any legal action or proceeding in any state or federal court, or before any state or federal administrative agency, which in any manner seeks to affect, impede, restrain or concern in any manner the Tender Offer and all related activities.

                                  COUNT IV
                                  --------

      (Injunctive Relief As Against The Individual Director Defendants:
                Violations of Section 20 of the Exchange Act)

             87. Plaintiffs repeat and reallege each and every allegation contained in paragraphs 1 through 86 as if set forth in full herein.

             88. By virtue of their positions as directors of CEG, the Director Defendants are controlling persons of CEG within the meaning of Section 20 of the Exchange Act.

             89. Accordingly, Director Defendants are liable for the wrongs of CEG as alleged in this Complaint.

             WHEREFORE, Plaintiffs respectfully request that this Court enter an Order:

             1. Requiring the Director Defendants to take all actions necessary to exempt the Tender Offer from the restrictions of 8 Del.
   C. Section 203;

             2. Declaring and adjudging the Director Defendants to be in breach of their fiduciary duties if they fail to exempt the Tender Offer from the restrictions of 8 Del. C. Section 203(a);

             3. Declaring that the Tender Offer is a non-coercive, valid and legitimate offer, in complete compliance with the requirements of the Williams Act;

             4. Preliminarily and permanently enjoining Defendants and their assigns and successors, agents, employees, attorneys, servants, and all persons in active concert or participation with them, from refusing to take actions that may be necessary under the Delaware Business Combination Act to effect a business combination between Plaintiffs and CEG;

             5. Preliminarily and permanently enjoining the Defendants, their employees, agents and all persons acting on their behalf or in concert with them from taking any actions to impede or interfere with the sale, transfer or disposition of CEG stock to Plaintiffs or from entering into any other extraordinary corporate transaction to impede the Tender Offer;

             6. Preliminarily and permanently enjoining the Defendants, their employees, agents and all persons acting on their behalf or in concert with them from commencing or participating in any legal action or proceeding in any state or federal court, or before any state or federal administrative agency, which in any manner seeks to affect, impede, restrain, or concern in any manner the Tender Offer;

             7. Preliminarily and permanently enjoining Defendants and their assigns and successors, agents, employees, attorneys, servants, and all persons in active concert or participation with them, from taking any action prohibited by applicable provisions of state or federal law in an effort to improperly impede the Tender Offer;

             8. Awarding Plaintiffs the costs and disbursement of this action, including reasonable attorneys' fees, accountants' and experts' fees; and

             9.   Such further relief as the Court deems just and proper.



   Of Counsel:                    POTTER ANDERSON & CORROON LLP

   Paul E. Dengel                /s/ Philip A. Rovner
   SCHIFF HARDIN & WAITE         -------------------------------
   6600 Sears Tower              Robert K. Payson (#274)
   Chicago, IL  60606            Arthur L. Dent (#2491)
   (312) 258-5500                Philip A. Rovner (#3215)
                                 Hercules Plaza
   Michael J. Chepiga            1313 N. Market Street
   SIMPSON THACHER & BARTLETT    P.O. Box 951
   425 Lexington Avenue          Wilmington, Delaware 19899
   New York, NY  10017
   (212) 455-2000                Attorneys for Plaintiffs
                                 NiSource Inc. and CEG Acquisition Corp.

   Dated:  July 8, 1999























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